EXHIBIT 99.1

News Release dated November 17, 2016, Suncor Energy announces 2017 capital spending program and production outlook

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy announces 2017 capital spending program and production outlook

Calgary, Alberta (Nov. 17, 2016) – Suncor released its 2017 corporate guidance today which includes a capital spending program of between $4.8 billion and $5.2 billion and average production of 680,000 to 720,000 barrels of oil equivalent per day (boe/d). The midpoints of these ranges represent a year over year increase to production of more than 13 per cent and a reduction to capital spending of approximately $1 billion even with a full year of increased Syncrude ownership.

The guidance includes a projected Suncor Oil Sands operations cash operating costs per barrel range of $24.00 - $27.00 impacted by approximately $1.00 per barrel year over year as a result of assumed rising natural gas prices.  The midpoint of the range represents a 37 per cent reduction since 2011. Syncrude cash operating costs per barrel are expected to be $32.00 - $35.00, also reflecting continued improvement over previous years.

“We continue to focus on delivering on our commitments and making decisions that demonstrate capital discipline, while reflecting our long-term vision for the company,” said Steve Williams, president and chief executive officer. “Through our 2017 capital spending program, we’ve earmarked the capital required to bring two major growth projects, Fort Hills and Hebron, to completion while at the same time investing in our existing assets to ensure continued safe, reliable and efficient operations. We will maintain the unwavering focus on cost management, which has helped us to generate strong cash flow throughout these past two years of low oil prices.”

Approximately 40 per cent of the 2017 capital spending program is allocated towards upstream growth projects, including Fort Hills and Hebron, which are both expected to achieve first oil by the end of 2017. The remaining 60 per cent is directed to sustaining capital in the upstream, downstream and corporate segments.

Suncor’s corporate guidance provides management’s outlook for 2017 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Capital Expenditures (C$ millions) (1)

	2017 Full Year Outlook November 17, 2016			% Growth Capital (2)
Upstream	4,135	-	4,475	50%
Downstream	625	-	675	0%
Corporate	40	-	50	0%
Total	4,800	-	5,200	40%

(1)   Capital expenditures exclude capitalized interest of approximately $750 million.

(2)   Balance of capital expenditures represents sustaining capital.  For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of Suncor’s Management Discussion and Analysis dated October 26, 2016 (the “MD&A”).

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

	2017 Full Year Outlook November 17, 2016

Suncor Total Production (boe/d) (1)	680,000	-	720,000

Oil Sands (bbls/d)	420,000	-	450,000
Syncrude (bbls/d)	150,000	-	165,000
Exploration and Production (boe/d) (1)	95,000	-	105,000

Suncor Refinery Throughputs (bbls/d)	425,000	-	445,000

Suncor Refinery Utilization (2)	92%	-	96%

(1)   At the time of publication, production in Libya continues to be affected by political unrest and therefore guidance is not being provided.  Suncor Total Production excludes Libya production. Production ranges for Oil Sands, Syncrude and Exploration and Production are not intended to add to equal Suncor Total Production.

(2)   Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City - 98,000 bbls/d.

For more detail on Suncor’s outlook and capital spending plan, see suncor.com/guidance.

For an updated Investor Relations presentation and the third quarter Investor Relations deck, see suncor.com/investor-centre.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s anticipated capital spending program of between $4.8 and $5.2 billion (and expectations of where that spending will be directed); Suncor’s expectations around production, including planned average production of 680,000 to 720,000 boe/d and planned ranges in Oil Sands (420,000 to 450,000 bbls/d), Syncrude (150,000 to 165,000 bbls/d) and Exploration and Production (95,000 to 105,000 boe/d); Suncor’s expected Oil Sands operations cash operating costs (which exclude Syncrude), projected to be in the range of $24.00 to $27.00 per barrel; estimated Syncrude cash operating costs, projected to be in the range of $32.00 to $35.00 per barrel; Suncor’s expected Refinery Throughputs (425,000 to 445,000 bbls/d) and Utilization (92% to 96%); the expectation that first oil from Fort Hills and Hebron will be achieved by the end of 2017; Suncor’s focus on delivering on our commitments, demonstrating capital discipline and cost management; and investing in existing assets to ensure continued safe, reliable and efficient operations. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “focus” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands and Syncrude 2017 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2017. Assumptions for the Exploration and Production 2017 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2017 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.
•

Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.
•

Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•

Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•	Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.
•	Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated Feb. 25, 2016 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Oil Sands operations cash operating costs per barrel is not prescribed by Canadian generally accepted accounting principles (“GAAP”). This non-GAAP financial measure is included because management uses the information to analyze business performance on a per barrel basis. This non-GAAP measure does not have any standardized meaning and, therefore, is unlikely to be comparable to similar measures presented by other companies. This non-GAAP financial measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Oil Sands operations cash operating costs per barrel is defined in the Non-GAAP Financial Measures Advisory section of the MD&A and for the period ended September 30, 2016, reconciled to the comparable GAAP measure in the Segment Results and Analysis - Oil Sands section of the MD&A. Oil Sands cash operating costs of $24.00 to $27.00 per barrel excludes Syncrude operations and is based on the assumptions that: (i) Suncor will produce 420,000 to 450,000 bbls/d at its Oil Sands operations (of which 305,000 to 325,000 bbls/d will be synthetic crude oil); and (ii) natural gas used at Suncor’s Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $3.00/GJ over 2016.

Syncrude cash operating costs of $32.00 to $35.00 per barrel is based on the assumptions that: (i) Syncrude will produce 150,000 to 165,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $3.00/GJ over 2016. The Syncrude cash operating costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor’s Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com